

February 23, 2011

Mr. David Natan
Chief Executive Officer
Sunsi Energies Inc.
45 Main Street, Suite 309
Brooklyn, New York 11201

> **Re:** **SunSi Energies Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 30, 2010**
> **Form 8-K filed December 10, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **File No. 333-145910**

Dear Mr. Natan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Business, page 3

1. State briefly somewhere in the first few paragraphs that the auditor has issued a going concern opinion and the reasons for that opinion.

2. Clarify the current ownership of the TCS production factory at Zibo ("ZBC") and indicate whether ZBC is an asset or a company. Clearly explain the relationship between

the TCS production factory at Zibo, Zibo Baokai Commerce and Trade Co., Zibo Baokai Trade Co., and Zibo Commerce and Trade Co.

3. Explain your current and past operations and the reasons behind your accumulated deficit. Help the reader to understand the purpose of your expenditures on professional fees.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

Liquidity and Capital Resources, page 12

4. Be more specific in your reference to "TCS manufacturing facilities" and include in this discussion your agreement to acquire 90% of Zibo Baokai and a 60% interest in Wendeng's TCS facility. State the cost of these assets or provide any estimates you may have. Discuss the resources you intend to use to acquire these assets.

5. On page 11 you state that you plan to expend approximately $8.8 million USD to increase capacity at the Wendeng TCS facility. Discuss this planned capital expenditure and state how soon after acquiring the interest in the Wendeng TCS facility you plan to make these expenditures. Discuss any planned sources of funds for this expenditure.

Concentration of Credit Risk, page 13

6. You disclose that your cash is deposited with "a high quality credit institution." Please be more specific regarding the institution where your cash is deposited.

Financial Statements

Note 10 – Other Events, page F-9

7. We note your disclosures indicating that you entered into two joint venture agreements with a Chinese company in June 2009 and committed to invest a total of $10 million in a newly formed PRC Joint Venture Company. Please expand your disclosures to clearly describe the status of these agreements. Also disclose details of each agreement such as the business purpose, identify of the partners, nature of assets to be contributed by all partners, and timeline for each party to perform under the agreements. It should be clear whether you intend or remain obligated to provide the $10 million investment in the ventures.

Note 11 – Subsequent Events, page F-10

8. We note your disclosures indicating that you signed a definitive agreement to acquire 90% of Zibo Boakai Commerce and Trade Co. on April 29, 2010 and subsequently

finalized all other terms necessary to complete the acquisition on July 31, 2010. Please expand your disclosures to describe the salient terms of the acquisition, including the expected purchase price, consideration to be exchanged and anticipated date for the closing of the transaction.

Exhibits

9.   The following agreements appear to be material contracts. Please file each contract or explain why you are not substantially dependent on the contract and why it does not need to be filed:

- The agreement giving you the exclusive distribution rights for ZBC TCS for the international market mentioned, on page 3, and

- The definitive agreement to acquire 90% of Zibo Baokai Commerce and Trade, mentioned on page 3.

Form 8-K filed December 10, 2010

Financial Statements of Zibo Boakai Trade Co. Ltd. for the Years Ended May 31, 2010 and 2009

Note 10 – Income taxes, page 13

10.   We note your disclosure indicating you were exempt from China's Enterprise Income Taxes in 2009. Given this disclosure, tell us why you recorded income tax expense during the fiscal year ended May 31, 2009.

Pro Forma Financial Statements

11.   Please modify your disclosures to include an introductory paragraph with a description of the transaction and details of all salient terms, such as the amount and form of consideration paid or exchanged, the entities involved and the extent to which there was a change of control. Given that you have characterized the transaction as a reverse capitalization you will need to include all details necessary to understand how you determined that this would be the appropriate accounting methodology and in conformity with GAAP.

12.   We expect you will need to include historical financial statements and a pro forma statement of operations for the latest interim period ending prior to the acquisition to comply with Rule 8-05 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended November 30, 2010

Definitive Agreement to Purchase Wendeng, page 5

13.   State the cost of this acquisition or provide any estimates you may have. Discuss the resources you intend to use to acquire this interest. File the agreement as an exhibit or explain why you are not substantially dependent on the contract and why it does not need to be filed.

Liquidity and Capital Resources, page 5

14.   Update your discussion of liquidity and capital resources to explain how you expect to fund the acquisition of your 60% interest in Wendeng's TCS facility.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or, in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director